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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              CBRE Holding, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                     None
        _______________________________________________________________
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                         Los Angeles, California 90025
                          Telephone:  (310) 444-1822
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 20, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      F.S. Equity Partners III, L.P., a  Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO  (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FS Capital Partners L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      CC (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FS Holdings, Inc., a California corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      FS Equity Partners International, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FS & Co. International, L.P., a Cayman Islands exempted limited partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      CO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
  CUSIP NO. None
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FS International Holdings Limited, a Cayman Islands exempted company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      CO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,402,463 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,402,463 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common") CBRE Holding, Inc., a Delaware corporation (the "Issuer"). In addition, references are made in this Schedule 13D to the Class B Common Stock of the Issuer (the "Class B Common"), which is currently convertible into shares of Class A Common on a one-for-one basis, but is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Class A Common and the Class B Common may be collectively referred to in this Schedule 13D as the "Issuer Common Stock." The Issuer has its principal executive offices at 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

Item 2.  Identity and Background

         This Schedule 13D is being filed pursuant to a Joint Reporting Agreement dated July 27, 2001, a copy of which is attached as Exhibit 1 hereto,
                                                              ---------
among and on behalf of FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Capital Partners, L.P., a California limited partnership ("Capital Partners"), FS Holdings, Inc., a California corporation ("FS Holdings"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), FS & Co. International, L.P., a Cayman Islands exempted limited partnership ("FS & Co. International"), and FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings" and, together with FSEP III, Capital Partners, FS Holdings, FSEP International and FS & Co. International, the "Reporting Persons").

         FS Holdings is the general partner of Capital Partners, which is the general partner of FSEP III. International Holdings is the general partner of FS&Co. International which is the general partner of FSEP International.

         FSEP III, Capital Partners and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. Capital Partners and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

         FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS& Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

         During the last five years, none of FSEP III, Capital Partners, FS Holdings, FSEP International, FS &Co. International or International Holdings has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal laws or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an Amended and Restated Contribution and Voting Agreement dated as of May 31, 2001 (the "Contribution Agreement"), among the Issuer, FSEP III, FSEP International and certain other stockholders of the Issuer, a copy of which is attached as Exhibit 2 hereto, the Reporting Persons agreed to transfer
                     ---------
and deliver to Issuer 3,402,463 shares of common stock of CB Richard Ellis Services, Inc. ("CBRE"), $.01 par value per share, in exchange for which Issuer agreed to issue to the Reporting Persons 3,402,463 shares of Class B Common.
The Contribution Agreement was amended pursuant to an amendment dated as of July 19, 2001 attached as Exhibit 5 hereto. Pursuant to a Warrant Agreement dated as
                     ---------
of July 20, 2001 (the "Warrant Agreement"), among the Issuer, FSEP III and FSEP International, a copy of which is attached as Exhibit 4 hereto, warrants to
                                              ---------
purchase up to an aggregate of 364,884 shares of the Common Stock of CBRE (the "CBRE Warrant Shares") were cancelled and the Issuer agreed to issue a warrant to purchase that number of shares of Class B Common that represents the same percentage of total outstanding shares of Issuer Common Stock as the percentage of total outstanding shares of CBRE common stock represented by the CBRE Warrant Shares.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Class B Common pursuant to the Contribution Agreement for investment purposes only.


         In connection with the acquisition by the Reporting Persons of the Class B Common, and pursuant to the terms of a Securityholder's Agreement dated as of July 20, 2001 (the "Securityholder's Agreement"), among the Issuer, FSEP III, FSEP

International and certain other stockholders of the Issuer, a copy of which is attached as Exhibit 3 hereto, the Issuer has granted certain management, investment monitoring and other rights to the Reporting Persons. In addition, the Reporting Persons have agreed that at all times prior to and following the initial public offering of the Issuer (the "IPO"), it will vote all of the shares of voting capital stock owned or held of record by it, or cause all of the shares of voting capital stock of the Issuer beneficially owned by it to be voted to elect directors designated pursuant to the terms of the Securityholder's Agreement, including at least one designee of the Reporting Persons. The Reporting Persons will retain this director designation right so long as the Reporting Persons and their affiliates, collectively, beneficially own common stock representing not less than 7.5% of the outstanding Issuer Common Stock. Each committee of the Board will include at least one director designated by the Reporting Persons. If the Reporting Persons notify other holders of the Issuer's common stock (the "Securityholders") in writing of their desire to remove, with or without cause, any director of the Issuer previously designated by the Reporting Persons, each Securityholder will vote (to the extent eligible to vote ) all of the shares of voting capital stock of the Issuer beneficially owned or held of record by it, him or her so as to remove such director. If any director previously designated by the Reporting Persons ceases to serve on the Board (whether by reason of death, resignation, removal or otherwise), the Reporting Persons will be entitled to designate a successor director to fill the vacancy created thereby, and each Securityholder will vote all shares of voting capital stock beneficially owned or held of record by it or him or her in favor of such designation. In addition, prior to an IPO, the Reporting Persons are collectively entitled to have two observers at all regular meetings of the Board as long as the Reporting Persons, collectively, beneficially own common stock representing at least 7.5% of the outstanding Issuer Common Stock.

      Pursuant to the Securityholder's Agreement, the Reporting Persons agree, prior to the IPO, to vote all of the shares of voting capital stock of the Issuer owned by them, in the same manner as the group of shareholders comprised of RCBA Strategic Partners, L.P. and its affiliates ("Blum") votes the shares of capital stock it beneficially owns in all matters to be voted on by the Issuer's stockholders, subject to certain exceptions as set forth in the Securityholder's Agreement. The Reporting Persons granted Blum an irrevocable proxy, coupled with an interest, to vote, during the period preceding the IPO, all of the shares of voting capital stock of the Issuer owned by the Reporting Persons in accordance with the terms of the Securityholder's Agreement.

      Neither the Issuer nor any of its subsidiaries is permitted to engage in certain transactions without the prior affirmative vote or written consent of
(i) a majority of the directors of the company and (ii) a majority of the directors not designated by Blum. These transactions include any transaction between Blum or any of its affiliates and the Issuer or any of its subsidiaries, any amendment to the Certificate of Incorporation or Bylaws of the Issuer that adversely affects any Securityholder relative to Blum, or any repurchase, redemption, declaration, dividend payment or distribution upon any shares of capital stock of the Issuer beneficially owned by Blum or any of its affiliates. All of these requirements are subject to certain exceptions, as more fully described in the Securityholder's Agreement. These consent rights terminate upon the completion of the IPO.

      The Issuer is prohibited from engaging in certain other transactions without the prior affirmative vote of (i) a majority of the directors of the Issuer and (ii) the director designated by the Reporting Persons. These include the acquisition by purchase or otherwise, in any single or series of related transactions, of any business or assets for a purchase price in excess of $75 million; the sale or disposition, in any single or series of related transactions, of assets of the Issuer or its subsidiaries for aggregate consideration in excess of $75 million; the incurrence of indebtedness; the issuance of capital stock of the Issuer to employees, directors, or consultants of the Issuer or any of its subsidiaries if such issuances, in the aggregate, are greater than 75% of the total amount of outstanding capital stock of the Issuer immediately after the closing of the merger transaction in which, among other things, Blum CB Corp. merged with and into CBRE (the "Merger"). These limitations are subject to certain exceptions, as more fully described in the Securityholder's Agreement.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

      The information set forth in this Item 4 is qualified in its entirety by reference to the Contribution Agreement (attached hereto as Exhibit 2) and the Securityholder's Agreement (attached hereto as Exhibit 3), each of which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         (a)   Amount Beneficially Owned by each Reporting Person and Percent of
               -----------------------------------------------------------------
               Class:
               -----

          Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 3,402,463 shares of Class A Common issuable upon conversion of 3,402,463 shares of Class B Common into shares of Class A Common.

      The aggregate number of shares of Issuer Common Stock beneficially owned by the Reporting Persons constitutes approximately 68.2% of the shares of such class outstanding as of July 20, 2001. Such percentages are based upon a total of 1,589,774 shares of Class A Common issued and outstanding as of July 20, 2000, as provided by the Issuer to the Reporting Persons in connection with the closing of the transactions contemplated by the Voting and Contribution Agreement, and was calculated in accordance with Rule 13d-3(d)(1)(i).

      (b)  Voting and Dispositive Power:
           ----------------------------

      The Reporting Persons may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,402,463 shares of Common Stock.

      FS Holdings, by virtue of being the sole general partner of Capital Partners, and Capital Partners, by virtue of being the sole general partner of FSEP III may be deemed to have (i) sole voting and dispositive power with respect to no shares of common stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,278,448 shares of Class B Common.

      International Holdings, by virtue of being the sole general partner of FS&Co. International and FS International, by virtue of being the sole general partner of FSEP International may be deemed to have (i) sole voting and dispositive power with respect to no shares of common stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 124,015 shares of Class B Common.

      (c)  Other Transactions:
           ------------------

           The Reporting Persons have not effected any transactions other than as described in this Schedule 13D.

      (d)  Interests of Other Persons:
           --------------------------

           Not Applicable.

      (e)  Date Upon Which the Reporting Person Ceased to be the Beneficial
           ----------------------------------------------------------------
Owner of More Than Five Percent of Class:
----------------------------------------

           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Pursuant to the Contribution Agreement, the Reporting Persons transferred and delivered to the Issuer 3,402,463 shares of common stock of CB Richard Ellis Services, Inc., $.01 value per share, in exchange for which Issuer agreed to issue to the Reporting Persons 3,402,463 shares of Class B Common. The Issuer also entered into a Warrant Agreement with FSEP III and FSEP International. A copy of each of the Contribution Agreement and the Warrant Agreement is attached as Exhibit 2 and Exhibit 4 hereto, respectively, which describes more fully the
   ---------     ---------
terms thereof.

      Pursuant to the Securityholder's Agreement, a copy of which is attached as

Exhibit 3 hereto, the Reporting Persons are subject to certain limitations
---------
regarding the transfer and voting of the Reporting Persons' shares. Among other restrictions, the Reporting Persons may not directly or indirectly transfer any shares of common stock or warrants unless the Reporting Persons comply with the provisions of the Securityholder's Agreement.

      If after three years following the completion of the Merger the Reporting Persons desire to transfer all or any portion of its common stock or warrants to a party not designated a "Permitted Transferee" under the Securityholder's Agreement, the Reporting Persons must provide Blum with written notice of the proposed transfer. The notice constitutes an irrevocable offer by the Reporting Persons to sell the common stock or warrants being offered to Blum at the same price and on the same terms and conditions as the proposed transfer.

      If Blum and/or its affiliates agree to transfer a majority of the shares of common stock beneficially owned by them to a third-party (other than in a public offering), the Reporting Persons agree that, if requested by Blum or its affiliates, the Reporting Persons will transfer to the third-party on the same terms and conditions the same portion of such common stock as is to be transferred by Blum. If Blum approves any merger, consolidation or other business combination involving the Issuer or its subsidiaries, then the Reporting Persons agree (i) to vote all shares of common stock held by them to approve the contemplated transaction and (ii) exercising any appraisal or dissenter's rights available to them in connection with such transactions. In addition to such drag-along rights in favor of Blum, the Securityholder's Agreement grants the Reporting Persons tag-along rights on transfers of common stock by Blum. Before an IPO, with respect to any proposed transfer by Blum and/or its affiliates of its shares of common stock to a third party, whether pursuant to a stock sale, merger, consolidation, tender or exchange offer or other transaction, the Reporting Persons have the right, to require the proposed acquirer to purchase from the Reporting Persons a pre-defined portion of the Reporting Persons' common stock, as described more fully in the Securityholder's Agreement. Blum is required to give notice to the Reporting Persons of the aforementioned sale at least fifteen (15) business days prior to the proposed consummation of such sale.

      Pursuant to the Securityholder's Agreement, the Issuer has also granted certain participation, piggyback and demand registration rights to the Reporting Persons. The Issuer will not issue additional equity securities after the date of the Merger to any party without first notifying the Reporting Persons and granting the Reporting Persons the right to subscribe for a pro rata share of these equity securities prior to their issuance. Under the terms of the Securityholder's Agreement, the Reporting Persons may include shares of Issuer Common Stock in any proposed registration of securities of the Issuer for resale under the Securities Act of 1933, as amended (the "Securities Act"), either for the account of the Issuer or for the account of other Securityholders exercising registration rights. In addition, the Reporting Persons may exercise up to 3 demand registration rights to require the Issuer to register the Reporting Persons' Issuer Common Stock under the Securities Act. These registration rights are subject to certain limitations and conditions as set forth in the Securityholder's Agreement.

      The Reporting Persons are also subject to voting requirements described more fully in Item 4 hereto.

      The information set forth in this Item 6 is qualified in its entirety by reference to the Contribution Agreement (attached hereto as Exhibit 2), the Securityholder's Agreement (attached hereto as Exhibit 3), and the Warrant Agreement (attached hereto as Exhibit 4), each of which is expressly incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 Joint Reporting Agreement dated July 27, 2001, among the Reporting Persons.

         Exhibit 2 Amended and Restated Contribution and Voting Agreement dated as of May 31, 2001, by and among the Issuer, FSEP III, FSEP International and certain other stockholders of the Issuer.

         Exhibit 3 Securityholder's Agreement dated as of July 20, 2001, by and among the Issuer, FSEP III, FSEP International and certain other stockholders of the Issuer.

         Exhibit 4 Warrant Agreement dated as of July 20, 2001, by and among the Issuer and the Reporting Persons.

         Exhibit 5 Amendment to Contribution and Voting Agreement, dated as of July 19, 2001, by and among the Issuer, FSEP III, FSEP International and certain other stockholders of the Issuer.

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

                                    Signature



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2001

                              FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership

                              By:  FS Capital Partners, L.P.
                                   Its:  General Partner

                                  By:  FS Holdings, Inc.
                                       Its:  General Partner

                                     By:   /s/ J. Frederick Simmons
                                          -------------------------
                                          J. Frederick Simmons
                                          Title:  Vice President

                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:  FS Holdings, Inc.
                                   Its:  General Partner

                                  By:   /s/ J. Frederick Simmons
                                       -------------------------
                                       J. Frederick Simmons
                                       Title:  Vice President

                              FS HOLDINGS, INC.,
                              a California corporation

                              By:   /s/ J. Frederick Simmons
                                   -------------------------
                                   J. Frederick Simmons
                                   Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                              a Delaware limited partnership

                              By:  FS&Co. International, L.P.,
                                   Its:  General Partner

                                  By:  FS International Holdings Limited
                                       Its:  General Partner

                                     By:   /s/ J. Frederick Simmons
                                          -------------------------
                                          J. Frederick Simmons
                                          Title:  Vice President

                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands exempted limited partnership

                              By:  FS International Holdings Limited
                                  Its:  General Partner

                                  By:   /s/ J. Frederick Simmons
                                       -------------------------
                                       J. Frederick Simmons
                                       Title:  Vice President

                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempted company limited by shares

                              By:   /s/ J. Frederick Simmons
                                   -------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President

                                       13